EXHIBIT 99

FOR IMMEDIATE RELEASE

Affimed Appoints Dr. Joerg Windisch as Chief Operating Officer and Adds Dr. Bernhard Ehmer to Supervisory Board

Heidelberg, Germany, January 21, 2016 - Affimed N.V. (Nasdaq: AFMD), a clinical stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies, today announced the appointment of Dr. Joerg Windisch to the position of Chief Operating Officer. As COO, Dr. Windisch will provide his broad expertise in pharmaceutical regulatory affairs, quality control and project management to support the Company’s expanding clinical pipeline. The Company also announced the addition of Dr. Bernhard Ehmer to its Supervisory Board. Dr. Ehmer brings an extensive clinical development track record in biopharmaceuticals from both sides of the Atlantic. These appointments were approved by Affimed’s shareholders at the Extraordinary Shareholder Meeting held in Amsterdam today.

“Affimed continues to build a team that has the capabilities to realize the potential of our clinical programs and that will help us advance those programs toward commercialization,” said Dr. Adi Hoess, CEO of Affimed. “We will greatly benefit from Joerg’s operational leadership and Bernhard’s support as a key advisor as we move towards the next stage of corporate and clinical development.”

Dr. Windisch joins Affimed after spending 20 years at Sandoz Biopharmaceuticals (a Novartis company), most recently serving as Chief Science Officer. He joined Novartis in 1996 in the biologics unit of Sandoz, where he played a leading role in the development of Somatropin (Omnitrope®), the first ever biosimilar medicine, as well as of Sandoz’ Epoetinalfa (Binocrit®) and Filgrastim (Zarzio®) products. Over the course of 15 years he built an international technical development organization for biologics and for five years Dr. Windisch also led the joint biologics technical development and manufacturing organization for Novartis Pharma and Sandoz. He was involved in the development and manufacturing of about 20 biologics, six of which are currently marketed. Dr. Windisch was educated in Austria, Germany and the U.S. and received his Ph.D. in Biochemistry and Molecular Biology from the University of Innsbruck.

Dr. Ehmer has been Chairman of the Management Board of Biotest AG since January 2015. Prior to this, he worked for the Imclone Group, a wholly-owned subsidiary of Eli Lilly, as President of Imclone Systems Corporation in the United States and as Managing

Director in Germany. In 2007/2008 he was CEO of Fresenius Biotech, Germany and before this, Dr. Ehmer headed the Business Area Oncology of Merck KGaA, Darmstadt and served as Head of Global Clinical Operations at Merck. Between 1986 and 1998 he held various functions at Boehringer Mannheim in Germany, Italy and Singapore. Dr. Ehmer holds a degree in medicine and worked in the Department of Internal Medicine at the Academic Teaching Hospital of the University of Heidelberg.

About Affimed N.V.

Affimed (Nasdaq: AFMD) is a clinical-stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies. Affimed’s product candidates are being developed in the field of immuno-oncology, which represents an innovative approach to cancer treatment that seeks to harness the body’s own immune defenses to fight tumor cells. The most potent cells of the human defense arsenal are types of white blood cells called natural killer cells, or NK-cells, and T-cells. Affimed’s proprietary, next-generation bispecific antibodies, called TandAbs for their tandem antibody structure, are designed to direct and establish a bridge between either NK-cells or T-cells and cancer cells, triggering a signal cascade that leads to the destruction of cancer cells. Affimed has focused its research and development efforts on three proprietary TandAb programs for which it retains global commercial rights. For more information, please visit www.affimed.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding the risk of cessation or delay of any of the ongoing or planned clinical studies and/or development of our product candidates. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, regulatory oversight, product commercialization, collaborations, intellectual property claims, and the risks, uncertainties and other factors described under the heading "Risk Factors" in Affimed’s filings with the Securities and Exchange Commission. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

Contact:

Affimed N.V.

Caroline Stewart, Head IR & Communication
Phone: +1 347394 6793
E-Mail: IR@affimed.com or c.stewart@affimed.com

Media requests:

Stephanie May or Gretchen Schweitzer

MacDougall Biomedical Communications

Phone: +49 89 2424 3494 or

+49 175 5711 562

E-Mail: smay@macbiocom.com